Hycroft Mining Holding Corporation

8181 E Tufts Ave, Suite 510

Denver, CO 80237

September 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	Hycroft Mining Holding Corporation

Registration Statement on Form S-1

File No. 333-248516

Dear Mr. Levenberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hycroft Mining Holding Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 1, 2020, or as soon thereafter as practicable.

Please call David S. Stone of Neal, Gerber & Eisenberg LLP at (312) 269-8411 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

HYCROFT MINING HOLDING CORPORATION

By:	/s/ Diane R. Garrett
Name:	Diane R. Garrett
Title:	President and Chief Executive Officer

cc:	David S. Stone

Neal, Gerber & Eisenberg LLP